As filed with the United States Securities and Exchange Commission on May 11, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

Nordic Investment Bank

(Name of Registrant)

Date of end of last fiscal year: December 31, 2016

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Executive Director

Nordic-Baltic Executive Director’s Office

International Monetary Fund

700 19th Street, N.W.

Washington, D.C. 20431

Copies to:

Ward A. Greenberg

Cleary Gottlieb Steen & Hamilton LLP

Main Tower, Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

*	The registrant is filing this annual report on a voluntary basis.

FORWARD LOOKING STATEMENTS	2
EXPLANATORY NOTE	2
FORM 18-K	3
EXHIBITS	5
SIGNATURE	6
Exhibit I
Exhibit II
Exhibit III
Exhibit V
Exhibit VII
Exhibit VIII

FORWARD LOOKING STATEMENTS

Certain of the statements contained in this Annual Report on Form 18-K may be statements of future expectations and other forward-looking statements that are based on management’s views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements, which are forward-looking by reason of context, the words “may, will, should, plans, intends, anticipates, believes, estimates, potential, or continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, general economic conditions, including in particular economic conditions and markets, performance of financial markets, interest rates, currency exchange rates, changing levels of competition, changes in laws and regulations, changes in the policies of central banks and/or foreign governments, and general competitive factors, in each case on a local, regional, national and/or global basis. Nordic Investment Bank (“NIB” or the “Bank”) assumes no obligation to update any forward-looking information contained in this Annual Report on Form 18-K.

EXPLANATORY NOTE

This annual report is filed by NIB, an international financial institution established by the Agreement Regarding the Establishment of Nordiska Investeringsbanken (the “Establishing Agreement”), an international agreement signed on December 4, 1975, by Denmark, Finland, Iceland, Norway and Sweden (the “Nordic countries”). On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, and the Establishing Agreement ceased to be effective. On February 11, 2004 a new agreement on NIB was concluded (the “2004 Agreement”) among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden. The 2004 Agreement entered into force on January 1, 2005, whereupon the 1998 Agreement ceased to be effective. NIB is governed by the provisions of the 2004 Agreement and the Statutes annexed thereto, as amended. The principal of and premium, if any, and interest on all debt securities issued by NIB prior to January 1, 2005 continue to be valid obligations of NIB under the 2004 Agreement.

In this annual report, references to “Euro,” “euro,” “EUR” or “€” are to the legal currency of the nineteen member states of the European Union participating in the European Monetary Union (“EMU”) and references to “dollars,” “U.S. dollars,” “$,” “USD” or “U.S.$” are to the currency of the United States of America.

Effective January 29, 2016, NIB appointed the Consulate General of Sweden, as its agent upon which process may be served in any action brought against NIB in the courts of the State of New York or the courts of the United States of America, in either case located in The City of New York, arising out of or based on (1) each of the Amended and Restated Fiscal Agency Agreement dated December 4, 2002 entered into between NIB and Citibank, N.A., as fiscal agent, as amended, and the Fiscal Agency Agreement dated May 22, 2007 entered into between NIB and Citibank, N.A., as fiscal agent, as amended, or the notes issued or to be issued thereunder and (2) each of the Selling Agency Agreement dated January 22, 1993 among Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and NIB, as amended, and the Selling Agency Agreement dated May 22, 2007, as amended, among Citigroup Global Markets Inc., Goldman, Sachs & Co. and NIB.

Since November 1, 2016, the office of the Consulate General of Sweden has been located at One Dag Hammarskjöld Plaza, 885 Second Avenue, 40th floor, New York, NY 10017.

FORM 18-K

ITEM 1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

ITEM 2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Not applicable.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See Exhibit I.

ITEM 3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See Exhibit I.

ITEM 4.	(a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

None.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Impractible to furnish this information.

(3) Total amount otherwise outstanding.

None.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

ITEM 5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See Exhibit II.

ITEM 6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See Exhibits III and IV.

ITEM 7.	(a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

ITEM 8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Inasmuch as the registrant is not a national government, Item 8 is not applicable.

ITEM 9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Inasmuch as the registrant is not a national government, Item 9 is not applicable.

ITEM 10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

Inasmuch as the registrant is not a national government, Item 10 is not applicable.

EXHIBITS

The following exhibits should be filed as part of the annual report:

(a) Copies of any amendments or modifications, other than such as have been previously filed, to all exhibits previously filed other than annual budgets. If such amendments or modifications are not in the English language, there should be furnished in addition a translation into English if the original exhibit was translated into English.

Not applicable.

(b) A copy of any law, decree, or administrative document outlined in answer to Item 1(b). If such law, decree, or document is not in the English language, there should be furnished in addition thereto a translation thereof into English.

Not applicable.

(c) A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body. This document need not be translated into English.

Not applicable.

The registrant may file such other exhibits as it may desire, marking them so as to indicate clearly the items to which they refer.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively, and insert pages numbered (none).

(b)	The following exhibits:

Schedule of Funded Debt, December 31, 2016 (Exhibit I)

Schedule of External Floating Indebtedness as of December 31, 2016 (Exhibit II)

Financial Statements for the financial year ended December 31, 2016 – Introduction, and – Statement of Comprehensive Income (Exhibit III)

Financial Statements for the fiscal year ended December 31, 2016 – Financial Report of NIB for the period ended December 31, 2016 (Exhibit IV) (Filed on March 22, 2017 as Exhibit X to Amendment No. 3 to NIB’s Annual Report on Form 18-K for the year ended December 31, 2015 and incorporated herein by reference)

Description of the Registrant and Recent Developments (Exhibit V)

Consent of KPMG, Independent Auditors (Exhibit VI) (Filed on March 22, 2017 as Exhibit XI to Amendment No. 3 to NIB’s Annual Report on Form 18-K for the year ended December 31, 2015 and incorporated herein by reference)

Selected Demographic and Economic Data of NIB’s Member Countries (Exhibit VII)

Statutes of Nordic Investment Bank amended as of April 19, 2017 (Exhibit VIII)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof, and the amendments to such Instructions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Nordic Investment Bank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Helsinki, Finland on the 11th day of May 2017.

By:	/s/ Lars Eibeholm
Lars Eibeholm
Vice-President, Head of Treasury

By:	/s/ Björn Ordell
Björn Ordell
Vice-President, Head of Risk & Finance, Chief Financial Officer